Exhibit 8.1

List of “significant subsidiaries” of Petrobras Energía Participaciones S.A.
as defined in rule 1-02(w) of Regulation S-X

1.	Petrobras Energía S.A.

2.	Petrobras Energía Venezuela S.A. (Venezuela)

3.	Petrobras Holding Austria AG (Austria)

4.	Petrobras Energía Perú S.A. (Perú)

5.	Innova S.A. (Brazil)

6.	Petrobras Energía Ecuador (Cayman)

7.	Petrolera San Carlos S.A. (Venezuela)

8.	Petrobras Bolivia Internacional S.A. (Bolivia)

9.	Ecuadortlc S.A. (Ecuador)